Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form F-3) and related Prospectus of Ardmore Shipping Corporation for the offer or resale of up to 1,523,771 shares of its common stock by the selling shareholder identified in the Prospectus and up to $500,000,000 of common stock, preferred stock, debt securities, convertible debt securities, warrants to purchase common stock, preferred stock, debt securities or convertible debt securities, and units of common stock, preferred stock, debt securities, convertible debt securities or warrants, and to the incorporation by reference therein of our report dated April 6, 2016, with respect to the consolidated financial statements of Ardmore Shipping Corporation included in its Annual Report (Form 20-F) for the year ended December 31, 2015, filed with the Securities and Exchange Commission.

/s/ Ernst & Young

Dublin, Ireland

August 26, 2016